Exhibit 99.1

Jumei Special Committee Retains Financial Advisor and Legal Counsels

BEIJING, CHINA, March 25, 2016 -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor, Shearman & Sterling LLP as its United States legal counsel and Maples and Calder as its Cayman Islands legal counsel in connection with its review and evaluation of the previously announced preliminary non-binding “going private” proposal letter that the Company’s board of directors received on February 17, 2016.

The Special Committee is continuing its evaluation of the proposed “going private” transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Jumei

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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